FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of July/2004


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)






21 July 2004

                COLT TELECOM GROUP PLC ANNOUNCES RESULTS FOR THE
                    THREE AND SIX MONTHS ENDED 30 JUNE 2004

COLT Telecom Group plc (COLT), a leading pan-European provider of business communications solutions and services said today that its second quarter results were in line with the position indicated in the Trading Update of 1 July.

Highlights of the quarter compared with the corresponding period of the prior year include:

* Turnover of GBP301.2 million, up 8% (1) on a constant currency basis
* Gross margin before depreciation of 31.9%
* EBITDA (2) up 1% to GBP38.3 million
* Loss for the period (3) decreased by 24% from GBP34.5million to GBP26.3 million
* Positive free cash flow (4) of GBP4.5 million; second consecutive quarter of positive free cash flow
* Strong financial position with cash and liquid resources of GBP794.0 million
* Significant new contract wins with SunGard, lastminute.com and EDS

(1)  Excluding Fitec, which was disposed of in December 2003.
(2) EBITDA is earnings before interest, tax, depreciation, amortisation, foreign exchange and exceptional items.
(3)  Before exceptional items.
(4) Free cash flow is the net cash inflow from operating activities less net cash outflows from returns on investments and servicing of finance and from capital expenditure and financial investment.

Since the publication of its first quarter results on 21 April, COLT has experienced tougher than expected trading conditions. In addition, there has been slower than anticipated uptake of its data products and the performance of some higher margin voice products has been disappointing. During the second quarter, revenue growth has therefore come mainly from the lower margin segments of the business. As a result, even though costs continued to be under tight control, overall margins were under pressure. COLT has taken action to improve revenues and is continuing to improve its sales capability and develop new products, particularly in the higher margin data segments. These initiatives are expected to have a positive impact in the longer term.

Commenting on the results, Chairman of COLT, Barry Bateman, said:

"Whilst we grew revenue, EBITDA and free cash flow compared to the same quarter last year, the overall results were disappointing. This was partly due to the continuous pricing pressure within the industry but we also made less progress than we would have liked in growing higher margin data services whilst much of our growth in voice revenues was from lower margin products.

"Nevertheless much progress has been made in the last two years in positioning the company for the future. Costs have been reduced, capital expenditure is well controlled and success driven, and free cash flow is consistently improving. We are well on track to achieve our goal of being free cash flow positive on a sustainable basis during 2005. Additionally, many of the building blocks are in place in terms of development of new products and services that should positively impact revenue in the medium and longer term.

"We are announcing today the appointment of Jean-Yves Charlier as President, Chief Executive Officer and Director of COLT, with effect from 30 August, succeeding Steve Akin who is returning to Fidelity in Boston. On behalf of the Board I would like to thank Steve for the exceptional job he has done in leading COLT through a period of great change in a challenging operating environment and to add my personal thanks for his wholehearted support and commitment to COLT.

"The appointment of Jean-Yves Charlier and plans we have in place to further strengthen the senior management of our sales organisation should, I believe, help position COLT well to meet the challenges going forward in building higher margin revenue streams."

Steve Akin, President and Chief Executive Officer, said:

"Our strong customer base and industry leading customer service, combined with tight management of costs and strong financial position, are enabling us to withstand a challenging operating environment.

"Second quarter revenues, EBITDA and free cash flow were all ahead of the second quarter of last year and we have now been free cash flow positive on a cumulative basis for the past 12 months.

"During the quarter, volume growth remained robust but overall revenues continued to be affected by price erosion and revenue mix was disappointing. Building on the initiatives taken over the past two years we are taking further action to improve revenues and develop new products, particularly in the higher margin data segments. These initiatives are expected to have a positive impact in the medium term."


KEY FINANCIAL DATA                          Three months        Six months
                                            ended 30 June       ended 30 June
                                            2003      2004      2003      2004
                                           GBP m     GBP m     GBP m     GBP m

Turnover                                   293.0     301.2     564.7     602.3

Interconnect and network costs            (195.5)   (205.0)   (375.9)   (403.1)

Gross profit before depreciation            97.5      96.2     188.8     199.2

Gross profit before depreciation  %         33.3%     31.9%     33.4%     33.1%

Network depreciation                       (51.6)    (45.7)   (100.1)    (92.5)

Gross profit                                45.9      50.5      88.7     106.7
Loss for the period (before exceptional    (34.5)    (26.3)    (75.4)    (46.1)
items)
Loss for the period (after exceptional     (27.3)    (26.3)    (67.8)    (46.1)
items)
EBITDA (1)                                  37.9      38.3      71.9      84.7

(1) EBITDA is earnings before interest, tax, depreciation, amortisation, foreign exchange and exceptional items.


Financial Review

Unless otherwise stated all comparisons are between the three and six months ended 30 June 2004 and 30 June 2003.

Turnover

Turnover for the three and six months was GBP301.2 million and GBP602.3 million, increases of 8% and 9% on a constant currency basis and excluding the turnover contributed by Fitec, which was disposed of in December 2003. The increase in turnover was driven by demand for COLT's services from existing and new customers and new service introductions.

Corporate

Turnover from corporate customers for the three months was flat at GBP171.2 million and, for the six months, increased by 3% to GBP344.9 million. Turnover from corporate customers represented 57% of total turnover in the three and six months ended 30 June 2004 compared with 58% and 59% in the equivalent periods of 2003. Switched turnover for the three and six months was GBP80.3 million and GBP163.4 million, a decrease of 4% and increase of 4% respectively and non-switched was GBP90.8 million and GBP174.4 million, increases of 4% and 2% respectively.

Wholesale

Turnover from wholesale customers for the three and six months was GBP130.1 million and GBP257.5 million, increases of 7% and 12% respectively. Turnover from wholesale customers represented 43% of total turnover in the three and six months ended 30 June 2004 compared with 42% and 41% in the equivalent periods of 2003. Switched turnover for the three and six months was GBP107.4 million and GBP205.2 million, increases of 15% and 18% respectively and non-switched was GBP22.7 million and GBP52.2 million, decreases of 21% and 6% respectively.

Cost of Sales

Cost of sales for the three and six months were GBP250.8 million and GBP495.7 million, increases of 1% and 4% respectively.

Interconnection and network costs for the three and six months were GBP205.0 million and GBP403.1 million, increases of 5% and 7% respectively reflecting the overall increase in switched revenues and ongoing cost containment measures.

Network depreciation for the three and six months was GBP45.7 million and GBP92.5 million, decreases of 11% and 8% respectively. The decreases reflected the effect of some assets being fully depreciated, partially offset by further investment in fixed assets to support the growth in demand for services and new service developments.

Operating Expenses

Operating expenses for the three and six months were GBP64.9 million and GBP129.3 million, decreases of 7% and 5% respectively.

Selling, general and administrative (SG&A) expenses for the three and six months were GBP57.9 million and GBP114.5 million, decreases of 3% and 2% respectively. SG&A as a proportion of turnover for the three and six months was 19.2% and 19.0% compared with 20.3% and 20.7% in the equivalent periods of 2003 reflecting the scale effects of the business and the benefits of the ongoing cost containment programmes.

Other depreciation and amortisation for the three and six months was GBP6.9 million and GBP14.8 million, decreases of 30% and 24% respectively. The reduction reflected the effect of some assets being fully depreciated, partially offset by increased investment in customer service and other support systems.

Interest Receivable, Interest Payable and Similar Charges

Interest receivable for the three and six months was GBP5.2 million and GBP11.0 million, decreases of 23% and 22% respectively as a result of reduced average balances of cash and investments in liquid resources.

Interest payable and similar charges for the three and six months were GBP17.0 million and GBP34.6 million, decreases of 25% and 23% respectively. These decreases were due primarily to the reduction in debt levels following the purchase and redemption of some of the Company's outstanding notes during 2003.

Interest payable and similar charges for the three and six months included:
GBP8.4 million and GBP16.8 million respectively of interest and accretion on convertible debt; GBP8.6 million and GBP17.4 million respectively of interest and accretion on non-convertible debt; and GBPnil million and GBP0.4 million respectively of other interest and unwinding of discounts on provisions. Interest payable and similar charges for the quarter comprised GBP11.3 million and GBP5.7 million of interest and accretion respectively.

Gain on Purchase of Debt

There were no purchases of debt in the three and six months. Gains arising on the purchase of debt during the equivalent periods of 2003 were GBP7.2 million and GBP7.6 million.

Exchange Gains (Losses)

For the three months ended 30 June 2004, there were no exchange gains or losses compared to gains of GBP5.1million in the equivalent period in 2003. For the six months ended 30 June 2004 there were exchange gains of GBP0.1 million compared to GBP3.2 million in the equivalent period in 2003. The exchange gains in the prior year were due primarily to movements in the British pound relative to the U.S. dollar on cash and debt balances denominated in U.S. dollars.

Tax on Loss on Ordinary Activities

COLT had no taxable profits in the six months ended 30 June 2003 and 2004.

Financial Needs and Resources

Free cash flow, the sum of the net cash inflow from operating activities less net cash outflows from returns on investments and servicing of finance and from capital expenditure and financial investment, improved from outflows of GBP13.3 million and GBP25.7 million in the three and six months ended 30 June 2003 to inflows of GBP4.5 million and GBP18.2 million in the three and six months ended 30 June 2004.

The improvement in free cash flow for the three and six months ended 30 June 2004 compared to the equivalent periods in 2003 was driven by reduced purchases of tangible fixed assets, lower net interest, improvements in working capital and higher EBITDA for the six months ended 30 June 2004.

Net cash inflow from financing for the three and six months ended 30 June 2004 was GBP0.1 million and GBP0.5 million compared with outflows of GBP23.3 million and GBP23.8 million in the equivalent periods in 2003. COLT had balances of cash and investments in liquid resources at 30 June 2004 of GBP794.0 million compared with GBP802.4 million at 31 December 2003.


                      Consolidated Profit and Loss Account

                                      Three months ended 30 June
                      2003         2003        2003           2004        2004
                     Before       Exceptional  After
                     Exceptional  Items        Exceptional
                     Items                     Items

                    GBP'000       GBP'000     GBP'000       GBP'000      $'000

Turnover            292,967         --        292,967       301,233     546,015

Cost of sales
Interconnect and   (195,477)        --       (195,477)     (205,028)   (371,634)
network
Network             (51,616)        --        (51,616)      (45,736)    (82,901)
depreciation
                   (247,093)        --       (247,093)     (250,764)   (454,535)

Gross profit         45,874         --         45,874        50,469      91,480

Operating expenses
Selling, general    (59,564)        --        (59,564)      (57,946)   (105,033)
and administrative
Other depreciation   (9,897)        --         (9,897)       (6,946)    (12,590)
and amortisation
                    (69,461)        --        (69,461)      (64,892)   (117,623)

Operating loss      (23,587)        --        (23,587)      (14,423)    (26,143)

Other income
(expense)
Interest receivable   6,705         --          6,705         5,174       9,378
Interest payable    (22,724)        --        (22,724)      (16,983)    (30,783)
& similar charges
Gain on purchase         --       7,240         7,240            --          --
of debt
Exchange gain/(loss)  5,115         --          5,115           (34)        (62)

                    (10,904)      7,240       (3,664)       (11,843)    (21,467)

Profit/(loss) on    (34,491)      7,240      (27,251)       (26,266)    (47,610)
ordinary activites
before taxation
Taxation                 --          --           --             --          --
Profit/(loss) for   (34,491)      7,240      (27,251)       (26,266)    (47,610)
period
Basic and diluted  GBP(0.02)    GBP0.00     GBP(0.02)      GBP(0.02)     $(0.03)
loss per share

There is no difference between the loss on ordinary activities before taxation and the retained loss for the periods stated above, and their historical cost equivalents. All of the Group's activities are continuing. The basis on which this information has been prepared is described in Note 1 to these financial statements.


                      Consolidated Profit and Loss Account

                                    Six months ended 30 June
                      2003       2003         2003           2004         2004
                    Before       Exceptional  After
                    Exceptional  Items        Exceptional
                    Items                     Items

                    GBP'000      GBP'000      GBP'000      GBP'000      $'000

Turnover            564,687         --        564,687      602,343    1,091,807

Cost of sales
Interconnect and   (375,943)        --       (375,943)    (403,118)    (730,692)
network
Network            (100,062)        --       (100,062)     (92,544)    (167,745)
depreciation
                   (476,005)        --       (476,005)    (495,662)    (898,437)

Gross profit         88,682         --         88,682      106,681      193,370

Operating expenses
Selling, general   (116,799)        --       (116,799)    (114,501)    (207,545)
& administrative
Other depreciation  (19,491)        --        (19,491)     (14,792)     (26,812)
and amortisation
                   (136,290)        --       (136,290)    (129,293)    (234,357)

Operating loss      (47,608)        --        (47,608)     (22,612)     (40,987)

Other income
(expense)
Interest             14,176         --         14,176       11,037       20,006
receivable
Interest payable    (45,168)        --        (45,168)     (34,595)     (62,707)
& similar charges
Gain on purchase         --       7,589         7,589           --          --
of debt
Exchange gain         3,179         --          3,179          118          214
                    (27,813)      7,589       (20,224)     (23,440)     (42,487)

Profit/(loss) on    (75,421)      7,589       (67,832)     (46,052)     (83,474)
ordinary activites
before taxation
Taxation                 --         --            --             --          --
Profit/(loss)       (75,421)      7,589       (67,832)     (46,052)     (83,474)
for period
Basic and          GBP(0.05)    GBP0.00      GBP(0.05)    GBP(0.03)      $(0.06)
diluted loss per
share

There is no difference between the loss on ordinary activities before taxation and the retained loss for the periods stated above, and their historical cost equivalents. All of the Group's activities are continuing. The basis on which this information has been prepared is described in Note 1 to these financial statements.


Consolidated Statement of Total Recognised Gains and Losses

                  Three months ended 30 June         Six months ended 30 June
                  2003       2004       2004         2003       2004      2004
                GBP'000    GBP'000     $'000      GBP'000    GBP'000     $'000

Loss for        (27,251)   (26,266)   (47,610)    (67,832)   (46,052)   (83,474)
period
Exchange          1,133      2,316      4,198      25,495    (19,240)   (34,875)
differences
Total           (26,118)   (23,950)   (43,412)    (42,337)   (65,292)  (118,349)
recognised
losses

Consolidated Reconciliation of Changes in Equity Shareholders' Funds

                 Three months ended 30 June         Six months ended 30 June
                  2003       2004        2004       2003       2004      2004
                GBP'000    GBP'000      $'000     GBP'000    GBP'000    $'000

Loss for        (27,251)   (26,266)    (47,610)   (67,832)  (46,052)   (83,474)
period
Issue of              1         84        152          1        742      1,345
share capital
Shares to be         55         --         --       (112)      (215)      (390)
issued
Transfer             --         --         --         --       (195)      (353)
investment in
own shares
Exchange          1,133      2,316      4,198     25,495    (19,240)   (34,875)
differences
Net changes     (26,062)   (23,866)   (43,260)   (42,448)   (64,960)  (117,747)
in equity
shareholders'
funds
Opening         938,624    821,799  1,489,593    955,010    862,893   1,564,080
equity
shareholders'
funds
Closing         912,562    797,933  1,446,333    912,562    797,933   1,446,333
equity
shareholders'
funds


                           Consolidated Balance Sheet

                                            At 31         At 30 June 2004
                                            December
                                            2003
                                            GBP'000      GBP'000         $'000

Fixed assets
Intangible fixed assets (net)                9,493         8,031        14,557
Tangible fixed assets (cost)             2,934,503     2,877,241     5,215,287
Accumulated depreciation                (1,590,218)   (1,631,456)   (2,957,177)
Tangible fixed assets (net)              1,344,285     1,245,785     2,258,110
Investments in own shares                      195            --            --
Total fixed assets                       1,353,973     1,253,816     2,272,667

Current assets
Trade debtors                              199,849       188,610       341,874
Prepaid expenses and other debtors          66,834        48,470        87,857
Investments in liquid resources            742,143       721,440     1,307,682
Cash at bank and in hand                    60,239        72,536       131,479
Total current assets                     1,069,065     1,031,056     1,868,892

Total assets                             2,423,038     2,284,872     4,141,559

Capital and reserves
Called up share capital                     37,754        37,776        68,473
Share premium                            2,315,904     2,316,624     4,199,112
Merger reserve                              27,359        27,359        49,591
Shares to be issued                            215            --            --
Profit and loss account                 (1,518,339)   (1,583,826)   (2,870,843)
Equity shareholders' funds                 862,893       797,933     1,446,333

Provisions for liabilities and              62,860        51,594        93,519
charges

Creditors
Amounts falling due within one year        352,736       332,887       603,392
Amounts falling due after more than
one year
Convertible debt                           700,131       677,247     1,227,578
Non-convertible debt                       444,418       425,211       770,737
Total amounts falling due after more     1,144,549     1,102,458     1,998,315
than one year
Total creditors                          1,497,285     1,435,345     2,601,707
Total liabilities, capital and           2,423,038     2,284,872     4,141,559
reserves


                        Consolidated Cash Flow Statement

                    Three months ended 30 June        Six months ended 30 June
                    2003       2004       2004        2003     2004     2004
                  GBP'000    GBP'000     $'000     GBP'000  GBP'000    $'000


Net cash inflow   37,324     41,565     75,341      67,688    88,031    159,565
from operating
activities

Returns on
investments and
servicing of
finance
Interest           6,747      5,119      9,279      14,255    10,352     18,764
received
Interest paid,   (23,646)   (14,417)   (26,132)    (32,295)  (23,261)   (42,163)
finance costs
and similar
charges

Net cash         (16,899)    (9,298)   (16,853)    (18,040)  (12,909)   (23,399)
outflow from
returns on
investments and
servicing of
finance

Capital
expenditure and
financial
investment
Purchase of      (33,762)   (29,214)   (52,953)    (75,391)  (60,771)  (110,153)
tangible fixed
assets
Sale of               --      1,430      2,592          --     3,884      7,040
tangible fixed
assets

Net cash         (33,762)   (27,784)   (50,361)    (75,391)  (56,887)  (103,113)
outflow from
capital
expenditure and
financial
investment

Management of     31,585     10,377     18,809      42,843    (3,905)    (7,078)
liquid
resources

Financing
Issue of               1         84        152           1       527        955
ordinary
shares
Purchase of      (14,166)        --         --     (14,166)       --         --
convertible
debt
Purchase of       (9,182)        --         --      (9,606)       --         --
non-convertible
debt

Net cash         (23,347)        84        152     (23,771)      527        955
(outflow)/
inflow from
financing
                  (5,099)    14,944     27,088      (6,671)   14,857     26,930
(Decrease)/
increase in
cash

                         Notes to Financial Statements

1.  Basis of presentation and principal accounting policies

COLT Telecom Group plc ("COLT" or the "Company"), together with its subsidiaries, is referred to as the Group. Consolidated financial statements have been presented for the Group for the three and six months ended 30 June 2003 and 2004.

The financial statements for the three and six months ended 30 June 2003 and 2004 are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. In the opinion of management, the financial statements for these periods reflect all the adjustments necessary to present fairly the financial position, results of operations and cash flows for the periods in conformity with generally accepted accounting principles in the U.K. All adjustments, with the exception of the exceptional items described in
Note 4, were of a normal recurring nature. The balance sheet at 31 December 2003 has been extracted from the Group's 2003 statutory accounts.

Accounting policies and presentation applied are consistent with those applied in preparing the Group's financial statements for the year ended 31 December 2003 except for the adoption of UITF 38 "Accounting for ESOP trusts". Applying the UITF has resulted in the balance sheet reclassification of the GBP195,000 investment in own shares from fixed assets to the profit and loss account.

Certain British pound amounts in the financial statements have been translated into U.S. dollars at 30 June 2004 and for the periods then ended at the rate of $1.8126 to the British pound, which was the noon buying rate in the City of New York for cable transfers in British pounds as certified for customs purposes by the Federal Reserve Bank on such date. Such translations should not be construed as representations that the British pound amounts have been or could be converted into U.S. dollars at that or any other rate.

2.  Segmental information

North Region comprises Belgium, Denmark, Ireland, The Netherlands, Sweden and UK. Central Region comprises Austria, Germany and Switzerland. South Region comprises France, Italy, Portugal and Spain.

Switched turnover comprises services that involve the transmission of voice, data or video through a switching centre. Non-switched turnover includes managed and non-managed network services, and bandwidth services.

Wholesale turnover includes services to other telecommunications carriers, resellers and internet service providers (ISPs). Corporate turnover includes services to corporate and government accounts.

For the three months ended 30 June 2003 and 2004, turnover by segment was as follows:

                                   Three months ended 30 June 2003
               Corporate   Wholesale       North      Central   South     Total
                                           Region     Region    Region
                  GBP'000     GBP'000      GBP'000    GBP'000   GBP'000  GBP'000

Switched          83,792      93,059       53,342     82,199    41,310   176,851
Non-switched      87,370      28,575       42,145     40,923    32,877   115,945
Other                142          29           36         15       120       171
Total            171,304     121,663       95,523    123,137    74,307   292,967



                                   Three months ended 30 June 2004
               Corporate   Wholesale       North      Central   South     Total
                                           Region     Region    Region
                 GBP'000     GBP'000      GBP'000    GBP'000   GBP'000   GBP'000

Switched          80,321     107,401       54,911     92,070    40,741   187,722
Non-switched      90,822      22,651       41,194     41,242    31,037   113,473
Other                 29           9            4         15        19        38
Total            171,172     130,061       96,109    133,327    71,797   301,233



For the six months ended 30 June 2003 and 2004, turnover by segment was as follows:

                                     Six months ended 30 June 2003
               Corporate   Wholesale       North      Central   South    Total
                                           Region     Region    Region
                 GBP'000     GBP'000       GBP'000    GBP'000   GBP'000  GBP'000

Switched         163,367     174,435       103,255    155,688   78,859  337,802
Non-switched     170,407      55,786        82,224     78,587   65,382  226,193
Other                377         315            81        332      279      692
Total            334,151     230,536       185,560    234,607  144,520  564,687



                                     Six months ended 30 June 2004
               Corporate   Wholesale       North      Central   South     Total
                                           Region     Region    Region
                 GBP'000     GBP'000       GBP'000    GBP'000   GBP'000  GBP'000

Switched         169,908     205,166       109,485    185,378   80,211   375,074
Non-switched     174,387      52,193        81,390     82,875   62,315   226,580
Other                576         113           116        124      449       689
Total            344,871     257,472       190,991    268,377  142,975   602,343



3.   Loss per share

               Three months ended 30 June           Six months ended 30 June
               2003       2004       2004        2003         2004         2004
             GBP'000    GBP'000     $'000     GBP'000      GBP'000        $'000

Loss for    (27,251)   (26,266)   (47,610)    (67,832)     (46,052)     (83,474)
period

Weighted  1,507,507  1,510,888  1,510,888   1,507,371    1,510,664    1,510,664
average
number
of
ordinary
shares
('000)
Basic     GBP(0.02)  GBP(0.02)    $(0.03)   GBP(0.05)    GBP(0.03)      $(0.06)
and
diluted
loss per
share


4.   Exceptional items

Gain on purchase of debt

During the first half of 2003, the Group purchased some of its debt for a cash outlay of GBP23.8 million, resulting in exceptional gains of GBP7.6 million.


5.   Cash flow reconciliations

5a. Reconciliation of operating loss to net cash inflow from operating activities

                  Three months ended 30 June          Six months ended 30 June
                   2003       2004       2004        2003       2004       2004
                GBP'000    GBP'000      $'000     GBP'000    GBP'000      $'000

Operating       (23,587)   (14,423)   (26,143)    (47,608)   (22,612)   (40,987)
loss
Depreciation     61,513     52,682     95,491      119,553    107,336   194,557
and
amortisation
Exchange            (20)       521        945          143        902     1,636
differences
(Increase)/        (882)      (420)      (761)       3,814     21,193    38,414
decrease in
debtors
Decrease/         4,498      6,595     11,954        4,260     (9,333)  (16,917)
(increase) in
creditors
Movement in      (4,198)    (3,390)    (6,145)     (12,474)    (9,455)  (17,138)
provisions for
liabilities
and charges
Net cash         37,324     41,565     75,341       67,688     88,031   159,565
inflow from
operating
activities


5b.  EBITDA reconciliation

                  Three months ended 30 June        Six months ended 30 June
                  2003      2004       2004         2003       2004       2004
               GBP'000   GBP'000      $'000      GBP'000    GBP'000      $'000
Net cash        37,324    41,565     75,341       67,688     88,031    159,565
inflow from
operating
activities
Adjusted for:

Exchange            20      (521)      (945)        (143)      (902)    (1,636)
differences

Movement in        882       420        761       (3,814)   (21,193)   (38,414)
debtors
Movement in     (4,498)   (6,595)   (11,954)      (4,260)     9,333     16,917
creditors

Total working   (3,616)   (6,175)   (11,193)      (8,074)   (11,860)   (21,497)
capital
adjustments

Movement in      4,198     3,390      6,145       12,474      9,455     17,138
provisions
for
liabilities
and charges
EBITDA          37,926    38,259     69,348       71,945     84,724    153,570



6.  Changes in cash and investments in liquid resources

                   Three months ended 30 June        Six months ended 30 June
                  2003       2004        2004      2003       2004         2004
               GBP'000    GBP'000       $'000   GBP'000    GBP'000        $'000

Beginning of   953,970    786,123   1,424,927    934,882    802,382   1,454,398
period
Net            (31,585)   (10,377)    (18,809)   (42,843)     3,905       7,078
(decrease)/
increase in
investments
in liquid
resources
before
exchange
differences
Effects of       3,302      2,896       5,248     32,551    (24,608)    (44,605)
exchange
differences
on
investments
in liquid
resources
Net             (5,099)    14,944       27,088    (6,671)    14,857      26,930
(decrease)/
increase in
cash before
exchange
differences
Effects of         (69)       390          707     2,600     (2,560)     (4,640)
exchange
differences
on cash
End of         920,519    793,976    1,439,161   920,519    793,976   1,439,161
period



7.  Summary of differences between U.K. Generally Accepted Accounting Principles
("U.K. GAAP") and U.S. Generally Accepted Accounting Principles ("U.S. GAAP")

a.     Effects of conforming to U.S. GAAP - impact on net loss

                    Three months ended 30 June       Six months ended 30 June
                   2003       2004       2004        2003       2004       2004
                GBP'000    GBP'000      $'000     GBP'000    GBP'000      $'000
Loss for        (27,251)   (26,266)    (47,610)   (67,832)   (46,052)   (83,474)
period
Adjustments:

Deferred           (253)       (65)       (118)      (523)     (131)       (237)
compensation
(i), (ii)
Amortisation        547        498         903      1,068     1,006       1,823
of
intangibles
(iii)
Capitalised        (641)      (910)     (1,649)    (1,553)   (2,006)     (3,636)
interest,
net of
depreciation
(iv)
Profit on           261        261         473        522       522         946
sale of IRUs
(v)
Warrants            141       (260)       (471)       (16)     (577)     (1,046)
(vi)
Installation       (636)     1,651       2,993     (1,271)     3,397      6,157
revenue
(vii)
Direct costs        636     (1,641)     (2,974)     1,271     (3,384)    (6,134)
attributable
to
installation
revenue
(vii)
Impairment       (2,805)    (2,805)     (5,086)    (5,610)    (5,610)   (10,167)
(viii)

Loss for        (30,001)   (29,537)    (53,539)   (73,944)    (52,835)  (95,768)
period under
US GAAP
Weighted      1,507,507   1,510,888  1,510,888  1,507,371   1,510,664  1,510,664
average
number of
ordinary
shares
('000)
Basic and     GBP(0.02)   GBP(0.02)     $(0.04) GBP(0.05)   GBP(0.03)    $(0.06)
diluted loss
per share



(i) The Group acquired ImagiNet in July 1998 and Fitec in July 2001. The consideration for both of these purchases included deferred shares and payments. The final elements of the consideration were paid in July 2003.

Under U.K. GAAP, the deferred shares and payments were included in the purchase consideration. The excess purchase consideration over the fair value of assets and liabilities acquired was attributed to goodwill and is being amortised over its estimated economic life.

Under U.S. GAAP, these deferred shares and payments were excluded from the purchase consideration and recognised as compensation expense in the profit and loss account over the period in which the payments vested. Total compensation charge for the three and six months ended 30 June 2003 was GBP0.2 million and GBP0.3 million respectively. Because no payments were outstanding in the six months to 30 June 2004, the total compensation charge for the period was GBPnil.

(ii) The Group operates an Inland Revenue approved Savings-Related Share Option Scheme ("SAYE Scheme"). Under this scheme, options may be granted at a discount of up to 20%. Under U.K. GAAP no charge is taken in relation to the discount. Under U.S. GAAP, the difference between the market value of the shares on the date of grant and the price paid for the shares is charged as a compensation cost to the profit and loss account over the period over which the shares are earned.

Also under U.S. GAAP, an employer's offer to enter into a new SAYE contract at a lower price causes variable accounting for all existing awards subject to the offer. Variable accounting commences for all existing awards when the offer is made, and of those awards that are retained by employees because the offer is declined, variable accounting continues until the award is exercised, forfeited or expires unexercised. New awards are accounted for as variable to the extent that the previous, higher priced options are cancelled.

The total expected compensation cost is recorded within equity shareholders' funds as unearned compensation and additional paid in share capital, with unearned compensation being charged to the profit and loss account over the vesting period. The total compensation charge for the three and six months ended 30 June 2003 and was GBP0.1 million and GBP0.3 million respectively and for the three and six months ended 30 June 2004 was GBP0.1 million and GBP0.1 million respectively.

(iii) Under U.S. GAAP, goodwill with an indefinite useful life is not amortised but is tested for impairment annually. Under U.K. GAAP goodwill is amortised on a straight line basis over its useful economic life.

The Group had unamortised goodwill of GBP7.8 million at 30 June 2004, which is no longer amortised under U.S. GAAP but will be assessed for impairment annually. Amortisation expense related to goodwill, under U.K. GAAP, was GBP0.5 million and GBP1.1 million for the three and six months ended 30 June 2003 and for the three and six months ended 30 June 2004 was GBP0.5 million and GBP1.0 million respectively.

(iv) Adjustment to reflect interest amounts capitalised under U.S. GAAP, less depreciation for the period.

(v) In 2000 and 2001 the Group concluded a number of infrastructure sales in the form of 20-year indefeasible rights-of-use ("IRU") with characteristics which qualify the transactions as outright sales under U.K. GAAP. Under U.S. GAAP, these sales are treated as 20-year operating leases. The adjustment reflects the recognition of profit under U.S. GAAP on the sale of IRUs concluded in prior years.

(vi) The Group has received warrants from certain suppliers in the ordinary course of business. Under U.K. GAAP, warrants are treated as financial assets and recorded at the lower of cost or fair value. Hence for U.K. GAAP purposes the warrants have been recognised at nil. Under U.S. GAAP, the warrants are recorded at fair value with unrecognised gains and losses reflected in the profit and loss account.

(vii) In accordance with SAB 101 "Revenue Recognition in Financial Statements", for the three and six months ended 30 June 2003 and 2004, customer installation revenues together with attributable direct costs are recognised over the expected customer relationship period. At 30 June 2004, the cumulative increase in net losses under SAB 101 was GBP0.7 million, representing cumulative deferred installation revenues of GBP50.7 million and costs of GBP50.0 million.

(viii) During the quarter ended 30 September 2002, the Group recorded charges of GBP443.8 million under U.S. GAAP to reflect the impairment of goodwill, network and non-network fixed assets, resulting in a GAAP difference of GBP107.2 million. For the three and six months ended 30 June 2004 depreciation in the amount of GBP2.8 million and GBP5.6 million was recorded in respect of the assets which had not been impaired for U.S. GAAP purposes.

(ix) The Group operates a number of employee share schemes on which it incurs employer payroll taxes. Under U.K. GAAP, the cost of employer payroll taxes is recognised over the period from the date of grant to the end of the performance period. Under U.S. GAAP, the cost is recognised when the tax obligation arises.


b.       Effects of conforming to U.S. GAAP - impact on net equity

                                                           ------------------
                                                             At 30 June 2004
                                                           ------------------
                                                          GBP'000        $'000

Equity shareholders' funds under U.K. GAAP                797,933    1,446,333
U.S. GAAP adjustments:
Adjustment for deferred compensation (i), (ii)            (10,897)     (19,752)
Unearned compensation (i), (ii)                              (148)        (268)
Additional paid in share capital (i), (ii)                 11,045       20,020
Amortisation of intangibles (iii)                           7,022       12,728
Warrants (vi)                                                 474          859
Payroll taxes on employee share schemes (ix)                  385          698
Impairment (viii)                                          87,559      158,711
Profit on sale IRUs (v)                                   (17,201)     (31,179)
Capitalised interest, net of depreciation (iv)             35,874       65,025
Deferred profit on installations (vii)                       (749)      (1,358)
Approximate equity shareholders' funds under U.S. GAAP    911,297    1,651,817

(i) - (ix) See note a. for description and adjustment.

c.   Effects of conforming to U.S. GAAP - stock options

At 30 June 2004 the Group had certain options outstanding under its Option Plan. As permitted by SFAS No.123, "Accounting for Stock-Based Compensation", the Group elected not to adopt the recognition provisions of the standard and to continue to apply the provisions of Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees," in accounting for its stock options and awards. Had compensation expense for stock options and awards been determined in accordance with SFAS No.123, the Group's loss for the three months ended 30 June 2004 would have been GBP32.7 million ($59.2 million).


                             Additional Information

Constant currency turnover analysis

Turnover for the three months ended 30 June 2004, compared to the three months ended 31 March 2004 and 30 June 2003 and after excluding the impact of foreign exchange, is shown below:

                        Compared to Q1 2004             Compared to Q2 2003

             Q2 2004    Q2 2004        % Growth          Q2 2004       % Growth
            GBP'000     GBP'000                         GBP'000
             Actual     Adjusted   Actual   Adjusted    Adjusted   Actual   Adjusted
                        (1)                 (1)         (2)                 (2)

Corporate
Switched       80,321     81,427      (10%)     (9%)      83,530       (4%)      0%
Non-switched   90,851     92,010        8%       9%       94,517        4%       8%
and Other
     Total    171,172    173,437       (1%)      0%      178,047        0%       4%

Wholesale
Switched      107,401    109,138       10%      12%      112,196       15%      21%
Non-switched   22,660     23,020      (24%)    (22%)      23,641      (21%)    (17%)
and Other
     Total    130,061    132,158        2%       4%      135,837        7%      12%

     Total
Switched      187,722    190,565        0%       2%      195,726        6%      11%
Non-switched  113,511    115,030        0%       1%      118,158       (2%)      2%
and Other
     Total    301,233    305,595        0%       1%      313,884        3%       7%


(1) Q2 2004 turnover has been restated using Q1 2004 exchange rates, and compared to turnover which was reported in Q1 2004

(2) Q2 2004 turnover has been restated using Q2 2003 exchange rates, and compared to turnover which was reported in Q2 2003



                                   Q2 03     Q1 04     Q2 04     Growth   Growth
                                                                 Q2 04-   Q2 04-
                                                                 Q1 04    Q2 03

Customers (at end of period)
North Region                       5,287     5,796     5,736       (1%)      8%
Central Region                     6,385     7,213     7,929       10%      24%
South Region                       5,662     5,813     5,940        2%       5%
                                  17,334    18,822    19,605        4%      13%
Customers (at end of period)
Corporate                         16,363    17,841    18,432        3%      13%
Wholesale                            971       981     1,173       20%      21%
                                  17,334    18,822    19,605        4%      13%
Switched Minutes (million) (for
quarter)
North Region                       1,490     1,605     1,489       (7%)      0%
Central Region                     2,784     3,752     3,593       (4%)     29%
South Region                         971     1,092     1,114        2%      15%
                                   5,245     6,449     6,196       (4%)     18%
Private Wire VGEs (000) (at end
of quarter)
North Region                       9,526    11,179    11,737        5%      23%
Central Region                     9,964    11,993    13,013        9%      31%
South Region                       3,857     5,298     5,642        6%      46%
                                  23,347    28,470    30,392        7%      30%
Headcount (at end of quarter)
North Region                       1,648     1,536     1,568        2%      (5%)
Central Region                     1,519     1,370     1,361       (1%)    (10%)
South Region                       1,150       928       928        0%     (19%)
                                   4,317     3,834     3,857        1%     (11%)


North Region comprises Belgium, Denmark, Ireland, The Netherlands, Sweden and UK Central Region comprises Austria, Germany and Switzerland. South Region comprises France, Italy, Portugal and Spain. Customers represent the number of customers who purchase network and data solutions products. Headcount comprises active employees excluding temporary and contract workers.


Forward Looking Statements

This report contains "forward looking statements" including statements concerning plans, future events or performance and underlying assumptions and other statements which are other than statements of historical fact. The Group wishes to caution readers that any such forward looking statements are not guarantees of future performance and certain important factors could in the future affect the Group's actual results and could cause the Group's actual results for future periods to differ materially from those expressed in any forward looking statement made by or on behalf of the Group. These include, among others, the following: (i) any adverse change in the laws, regulations and policies governing the ownership of telecommunications licenses, (ii) the ability of the Group to expand and develop its networks in new markets, (iii) the Group's ability to manage its growth, (iv) the nature of the competition that the Group will encounter and (v) unforeseen operational or technical problems. The Group undertakes no obligation to release publicly the results of any revision to these forward looking statements that may be made to reflect errors or circumstances that occur after the date hereof.


Enquiries:

COLT Telecom Group plc
John Doherty
Director Corporate Communications
Email: jdoherty@colt.net
Tel: +44 (0) 20 7390 3681

Gill Maclean
Head of Corporate Communications
Email: gill.maclean@colt-telecom.com
Tel: +44 (0) 20 7863 5314


                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 21 July 2004                                   COLT Telecom Group plc



                                                     By: ___Mark A. Jenkins___


                                                     Mark A. Jenkins
                                                     Company Secretary